Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Exponent, Inc.:

We consent to the use of our report dated February 23, 2018, with respect to the consolidated balance sheets of Exponent, Inc. and subsidiaries as of December 29, 2017 and December 30, 2016, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 29, 2017, and the related notes and financial statement schedule II, and the effectiveness of internal control over financial reporting as of December 29, 2017, incorporated herein by reference.

Our report refers to a change in the method of accounting in 2016 for excess tax benefits and tax deficiencies related to stock-based compensation as well as forfeitures of share-based awards.

/s/ KPMG LLP

San Francisco, California
March 19, 2018